PORTAGE BIOTECH INC.
(“Corporation”)

FORM OF PROXY (“PROXY”)

Annual and Special Meeting
March 7, 2014 at 11:00 AM (Eastern time)
47 Avenue Road, Suite 200
Toronto, ON M5R 2G3
 (“Meeting”)

RECORD DATE:	January 20, 2014
FILING DEADLINE FOR PROXY:	March 5, 2014 at 4:00 PM (Eastern time)

VOTING METHODS
FACSIMILE	(416) 929-6612
MAIL or HAND DELIVERY	PORTAGE BIOTECH INC. 47 Avenue Rd., Suite 200 Toronto, ON M5R 2G3

The undersigned hereby appoints Kam Shah, Chief Financial Officer of the Corporation, whom failing Dr. Declan Doogan, Chief Executive Officer, or failing both of them Dr. Gregory Bailey, Chairman (“Management Nominees”), or instead of any of them, the following Appointee

*SEE VOTING GUIDELINES ON REVERSE*
RESOLUTIONS - MANAGEMENT VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT ABOVE THE BOXES
1. Election of Directors
		FOR	WITHHOLD			FOR	WITHHOLD

a)	Dr. Declan Doogan			c)	Dr. Gregory Bailey

b)	Mr. Kam Shah			d)	Mr. James Mellon

2. Re-appointment of Auditors						FOR	WITHHOLD

Re-appointment of Schwartz, Levitsky, Feldman LLP as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.

3. Stock Consolidation					FOR	AGAINST	WITHHOLD

Approving and authorizing the directors to initiate, at their discretion, consolidation of Portage’s common shares such that one (1) new share be issued in exchange for up to thirty-five (35) existing common shares.

Please print appointee name

as proxyholder on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the Meeting and at any adjournment(s) thereof, to the same extent and with the same power as if the undersigned were personally present at the said Meeting or such adjournment(s) thereof in accordance with voting instructions, if any, provided below.
This proxy revokes and supersedes all earlier dated proxies and MUST BE SIGNED.

PLEASE PRINT NAME                                                                            Signature of Registered owner(s)                                          Date (MM/DD/YYYY)

Proxy Voting - Guidelines and Conditions

1.	THIS PROXY IS SOLICITED BY MANAGEMENT OF THE CORPORATION.

2.	THIS PROXY SHOULD BE READ IN CONJUNCTION WITH THE INFORMATION CIRCULAR PRIOR TO VOTING.

3.
If you appoint the Management Nominees to vote your securities, they will vote in accordance with your instructions or, if no instructions are given, in accordance with the Management Voting Recommendations highlighted for each Resolution overleaf. If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose.

4.
This proxy confers discretionary authority on the person named to vote in his or her discretion with respect to amendments or variations to the matters identified in the Notice of the Meeting, such other matters which may properly come before the Meeting or any adjournment or postponement thereof.

5.
Each security holder has the right to appoint a person other than Management Nominees specified herein to represent them at the Meeting or any adjournment or postponement thereof. Such right may be exercised by inserting in the space provided the name of the person to be appointed, who need not be a security holder of the Corporation.

6.	To be valid, this proxy must be signed. Please date the proxy. If the proxy is not dated, it is deemed to bear the date of its being mailed to the security holders of the Corporation.

7.
To be valid, this proxy must be filed using one of the Voting Methods and before the Filing Deadline for Proxies, noted overleaf or in the case of any adjournment of the Meeting not less than 48 hours (Saturdays, Sundays and holidays excepted) before the time of the adjourned meeting. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

8.
If the security holder is a corporation, the proxy must be executed by an officer or attorney thereof duly authorized, and the security holder may be required to provide documentation evidencing the signatory’s power to sign the proxy.

Investor inSite

TMX Equity Transfer Services offers at no cost to security holders, the convenience of secure 24-hour access to all data relating to their account including summary of holdings, transaction history, and links to valuable security holder forms and Frequently Asked Questions.

To register, please visit
 www.tmxequitytransferservices.com/investorinsite

Click on, “Register Online Now” and complete the registration form. Call us toll free at 1-866-393-4891 with any questions.

Notice-and-Access

The Canadian securities regulators have adopted new rules, effective for meetings held on or after March 1, 2013, which permit the use of notice-and-access for proxy solicitation instead of the traditional physical delivery of material. This new process provides the option to post meeting related materials including management information circulars as well as annual financial statements and management’s discussion and analysis, on a website in addition to SEDAR.  Under notice-and-access, meeting related materials will be available for viewing for up to 1 year from the date of posting and a paper copy of the material can be requested at any time during this period.

Disclosure regarding each matter or group of matters to be voted on is in the Information Circular in the Section with the same title as each Resolution overleaf. You should review the Information Circular before voting.

PORTAGE BIOTECH INC. has elected to utilize notice-and-access and provide you with the following information:

Meeting materials are available electronically at http://www.sedar.com and also at http://portagebiotech.com/investor-relations/annual-general-meeting-information/agmi-2013.

If you wish to receive a paper copy of the Meeting materials or have questions about notice-and-access, please call 1-844-619-2246. In order to receive a paper copy in time to vote before the meeting, your request should be received by February 26, 2014.

Request for Financial Statements

In accordance with securities regulations, security holders may elect to receive Annual Financial Statements, Interim Financial Statements, and MD&As.

Instead of receiving the financial statements by mail, you may choose to view these documents on SEDAR at www.sedar.com, on the Corporation’s website at www.portagebiotech.com, or on the SEC website at www.sec.gov.

I am a security holder of the Corporation, and as such request the following:

Annual Financial Statement with MD&A
(Mark this box if you would like to receive the Annual Financial Statements and related MD&A)

If you wish to receive financial statements, please send this proxy form to the Corporation or fax this side to (416) 929-6612.

PORTAGE BIOTECH INC.
FISCAL YEAR – 2013